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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7 )*


                            CHEFS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   163082-6-05
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               THE LOMBARDI GROUP,
            C/O MICHAEL F. LOMBARDI, ESQ., LOMBARDI & LOMBARDI, P.A.
                      1862 OAK TREE ROAD, EDISON, NJ 08818
                            TELEPHONE: (732) 906-1500

--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

--------------------------------------------------------------------------------
                                JANUARY 27, 2002

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

         NOTE:  Schedules  filed in paper format shall include a signed original
         and   five   copies   of  the   schedule,   including   all   exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM
     ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                               OMB CONTROL NUMBER.


SEC 1746 (03-00)
CUSIP No. 163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only)

                                                          MICHAEL F. LOMBARDI

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |X|  MEMBER OF A GROUP

          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions       PF

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.    Sole Voting Power                  164,725*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.    Shared Voting Power                160,668*
    Reporting Person       -----------------------------------------------------
    With                   9.    Sole Dispositive Power             164,725*
---------------------      -----------------------------------------------------
                           10.   Shared Dispositive Power           160,668*
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  325,393*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)       8.2% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       IN.

          *INCLUDES (I) 164,725 SHARES OF CHEFS INTERNATIONAL COMMON STOCK ("SHARES") BENEFICIALLY OWNED BY MICHAEL F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND (III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH MICHAEL F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,161,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,161,961 ADDITIONAL SHARES. MICHAEL F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 ("EXCHANGE ACT").

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                                                       LOMBARDI & LOMBARDI, P.A.

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |X|  MEMBER OF A GROUP

          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions       00

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       NEW JERSEY

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power              49,000*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power            0
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power         49,000*
---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power       0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person   49,000*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)             1.2% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       CO.

          *LOMBARDI & LOMBARDI, P.A. ("L&L") BENEFICIALLY OWNS 49,000 OR 1.2% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN F. LOMBARDI, AS OFFICERS OF L&L, HAVE THE POWER TO VOTE OR DISPOSE OF THESE 49,000 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,438,354 ADDITIONAL SHARES. L&L DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 2,438,354 ADDITIONAL SHARES. L&L AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)

LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |X|  MEMBER OF A GROUP

          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions       00

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       NEW JERSEY

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power            111,668*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power          0
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power       111,668*
---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power     0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  111,668*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)        2.8% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       EP

          *LOMBARDI & LOMBARDI, P.A. DEFINED BENEFIT PLAN DATED JUNE 28, 1984 (THE "PLAN") BENEFICIALLY OWNS 111,668 OR 2.8% OF THE OUTSTANDING SHARES. MICHAEL F. LOMBARDI AND STEPHEN L. LOMBARDI, AS TRUSTEES OF THE PLAN, HAVE THE POWER TO VOTE OR TO DISPOSE OF THESE 111,668 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,375,686 ADDITIONAL SHARES. THE PLAN DOES NOT BENEFICIALLY OWN NOR DOES IT HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,375,686 ADDITIONAL SHARES. THE PLAN AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                                                              ROBERT M. LOMBARDI

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |X|   MEMBER OF A GROUP

          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)      PF, 00

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power          1,333,326*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power        0
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power     1,333,326*
---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power   0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      1,333,326*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)      33.6% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       IN.

          *ROBERT M. LOMBARDI BENEFICIALLY OWNS 1,333,326 SHARES OR 33.6% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 1,333,326 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,154,028 ADDITIONAL SHARES. ROBERT M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 1,154,028 ADDITIONAL SHARES. ROBERT M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only)
                                                              JOSEPH S. LOMBARDI

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  |X|   MEMBER OF A GROUP
          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)      PF

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power            686,633*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power          0
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power       686,633*
---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power     0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  686,633*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)        17.3% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       IN.

          *JOSEPH S. LOMBARDI BENEFICIALLY OWNS 686,633 SHARES OR 17.3% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 686,633 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 1,800,721 ADDITIONAL SHARES. JOSEPH S. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THESE 1,800,721 ADDITIONAL SHARES. JOSEPH S. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                                                             ANTHONY M. LOMBARDI

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  |X|   MEMBER OF A GROUP
          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions)      PF

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power             111,001*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power           0
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power        111,001*
---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power      0
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  111,001*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)       2.8% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       IN.

          *ANTHONY M. LOMBARDI BENEFICIALLY OWNS 111,001 SHARES OR 2.8% OF THE OUTSTANDING SHARES. HE HAS SOLE VOTING AND DISPOSITIVE POWER OVER THESE 111,001 SHARES. THE OTHER REPORTING PERSONS BENEFICIALLY OWN IN THE AGGREGATE 2,376,353 ADDITIONAL SHARES. ANTHONY M. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,376,353 ADDITIONAL SHARES. ANTHONY M. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

CUSIP No.         163082-6-05
--------------------------------------------------------------------------------

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only)
                                                             STEPHEN F. LOMBARDI

--------------------------------------------------------------------------------

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  |X|  MEMBER OF A GROUP
          (b)  |_|

--------------------------------------------------------------------------------

     3.   SEC Use Only

--------------------------------------------------------------------------------

     4.   Source of Funds (See Instructions       PF

--------------------------------------------------------------------------------

     5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)       N/A

--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization       USA

--------------------------------------------------------------------------------

---------------------      -----------------------------------------------------
    Number of Shares       7.          Sole Voting Power             31,001*
    Beneficially           -----------------------------------------------------
    Owned by Each          8.          Shared Voting Power          160,668*
    Reporting Person       -----------------------------------------------------
    With                   9.          Sole Dispositive Power        31,001*

---------------------      -----------------------------------------------------
                           10.         Shared Dispositive Power  160,668*
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person  191,669*

--------------------------------------------------------------------------------

     12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)       N/A

--------------------------------------------------------------------------------

     13.  Percent of Class Represented by Amount in Row (11)       4.8% *

--------------------------------------------------------------------------------

     14.  Type of Reporting Person (See Instructions)       IN.

          *INCLUDES (I) 31,000 SHARES BENEFICIALLY OWNED BY STEPHEN F. LOMBARDI OVER WHICH HE HAS SOLE VOTING AND DISPOSITIVE POWER; (II) 49,000 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER; AND (III) 111,668 SHARES BENEFICIALLY OWNED BY LOMBARDI & LOMBARDI P.A. DEFINED BENEFIT PENSION PLAN DATED JUNE 28, 1984 OVER WHICH STEPHEN F. LOMBARDI HAS SHARED VOTING AND DISPOSITIVE POWER. THE OTHER REPORTING PERSONS OWN IN THE AGGREGATE 2,295,685 ADDITIONAL SHARES. STEPHEN F. LOMBARDI DOES NOT BENEFICIALLY OWN NOR DOES HE HAVE VOTING OR DISPOSITIVE POWER OVER ANY OF THOSE 2,295,685 ADDITIONAL SHARES. STEPHEN F. LOMBARDI AND THE OTHER REPORTING PERSONS ARE A "GROUP" FOR PURPOSES OF RULE 13D-5 UNDER THE EXCHANGE ACT.

                               AMENDMENT NO. 7 TO

                                  SCHEDULE 13D

                                       OF

                               THE LOMBARDI GROUP

                           RELATING TO COMMON STOCK OF

                            CHEFS INTERNATIONAL, INC.

ITEM 1.  SECURITY AND ISSUER

     This Statement relates to the common stock, $.01 par value ("Shares") of Chefs International, Inc., a Delaware corporation ("Chefs"). Chefs has its principal offices located at 62 Broadway, Point Pleasant Beach, New Jersey 08742.

     The Lombardi Group filed Amendment No. 6 to its Statement on Schedule 13D relating to its ownership of Shares as of September 22, 1999. Subsequent to such date and through January 27, 2002 (the last day of Chefs' 2002 fiscal year), Chefs repurchased an aggregate 524,128 Shares thereby reducing the issued and outstanding Shares and increasing the percentage Share ownership of the various members of the Lombardi Group.

ITEM 2.  IDENTITY AND BACKGROUND

     No change from Amendment No. 6 except;

          o Michael F. Lombardi now beneficially owns 164,725 Shares over which he has sole voting and dispositive power. In addition, he now has shared voting and dispositive power (with Stephen F. Lombardi) over 49,000 Shares beneficially owned by Lombardi & Lombardi, P.A. ("L&L") and over 111,668 Shares beneficially owned by the Lombardi & Lombardi, P.A. Defined Benefit Pension Plan Dated June 28, 1984 (the "Plan").

          o Robert M Lombardi now beneficially owns 1,333,326 Shares over which he has sole voting and dispositive power.

          o Joseph S. Lombardi now beneficially owns 686,633 Shares over which he has sole voting and dispositive power.

          o Stephen F. Lombardi now beneficially owns 31,001 Shares over which he has sole voting and dispositive power. In addition, he now has shared voting and dispositive power (with Michael F. Lombardi) over 49,000 Shares beneficially owned by L&L and over 111,668 Shares beneficially owned by the Plan.

          o    The December '95 Investment Club no longer owns Shares.

          o On a combined basis, the reporting persons now beneficially own 2,487,354 Shares or 62.7% of the issued and outstanding Shares. The reporting persons comprise a "group" for purposes of Rule 13d-5(b) under the Exchange Act. This filing constitutes a joint filing by the members of the "group" under Rule 13d-1(k) under the Exchange Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     No change from Amendment No. 6 except;

          o The combined ownership of Shares and percentage ownership of Shares are now as reflected in Item 2.

          o The additional purchase of Shares reflected in Item 5 herein were effected in each case by the purchaser using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

     No change from Amendment No. 6 except;

          o The combined ownership of Shares and percentage ownership of Shares are now as reflected in Item 2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Michael F. Lombardi beneficially owns 164,725 Shares or 4.1% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 164,725 Shares. In addition, Michael F. Lombardi has shared power (with Stephen F. Lombardi) to vote or direct the vote and shared power to dispose or direct the disposition of 49,000 Shares beneficially owned by L&L and 111,668 Shares beneficially owned by the Plan. On a combined basis, Michael F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 325,393 Shares or 8.2% of the outstanding Shares.

     Robert M. Lombardi beneficially owns 1,333,326 Shares or 33.6% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 1,333,326 Shares.

     Joseph S. Lombardi beneficially owns 686,633 Shares or 17.3% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 686,633 Shares.

     Anthony M. Lombardi beneficially owns 111,001 Shares or 2.8% of the outstanding Shares. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 111,001 Shares.

     Stephen F. Lombardi beneficially owns 31,001 Shares or .8% of the outstanding Shares. He has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of said 31,001 Shares. In addition, Stephen F. Lombardi has shared power (with Michael F. Lombardi) to vote or direct the vote and shared power to dispose or direct the disposition of 49,000 Shares beneficially owned by L&L and 111,668 Shares beneficially owned by the Plan. On a combined basis, Stephen F. Lombardi has the power to vote or direct the vote and power to dispose or direct the disposition of 191,669 Shares or 4.8% of the outstanding Shares.

     On a combined basis, the reporting persons beneficially own 2,487,354 Shares or 62.7% of the outstanding Shares.

     During the 60 days preceding the date hereof, the reporting persons effected the following purchases of Shares. They did not sell or dispose of any Shares during the past 60 days.

                       No. of Shares      Per Share       Type of
Date of Purchase       Purchased          Purchase        Transaction
----------------       -------------      --------        ----------------------

February 19, 2002          1,000           $  2.30        Open market purchase
February 20, 2002            100              2.15        Open market purchase
February 25, 2002            900              2.15        Open market purchase
February 28, 2002          1,000              1.99        Open market purchase
March 20, 2002             1,000              1.50        Open market purchase
March 20, 2002               500              1.45        Open market purchase

     Except for the transactions listed above, neither the reporting persons nor any person or entity controlled by the reporting persons has traded Shares during the past 60 days.

ITEM 6. CONTRACTS, ARRANGMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No change from Amendment No. 6


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     No change from Amendment No. 6 except for an updated;

          C.   Joint filing agreement between reporting persons.

                                    SIGNATURE

     After reasonable inquiry and to the best of each undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

April 22, 2002                               s/MICHAEL F. LOMBARDI
                                    --------------------------------------------
                                    Michael F. Lombardi

                                    Lombardi & Lombardi, P.A.
                                    By       s/MICHAEL F. LOMBARDI
                                      ------------------------------------------
                                       Michael F. Lombardi, President

                                    Lombardi & Lombardi, P.A.
                                    Defined Benefit Pension Plan
                                    Dated June 28, 1984
                                    By       s/MICHAEL F. LOMBARDI
                                      ------------------------------------------
                                       Michael F. Lombardi, Trustee

                                    By       s/ROBERT M LOMBARDI
                                      ------------------------------------------
                                       Robert M. Lombardi

                                    By       s/JOSEPH S. LOMBARDI
                                      ------------------------------------------
                                       Joseph S. Lombardi

                                    By       s/ANTHONY M. LOMBARDI
                                      ------------------------------------------
                                       Anthony M. Lombardi

                                    By       s/STEPHEN F. LOMBARDI
                                      ------------------------------------------
                                       Stephen F. Lombardi

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
       CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
       (See 18 U.S.C. 1001)

                                    EXHIBIT C

                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 7 to Schedule 13D filed herewith relating to the shares of common stock of Chefs International, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Exchange Act.

Dated:   APRIL 22, 2002                     s/MICHAEL F. LOMBARDI
         --------------             --------------------------------------------
                                    Michael F. Lombardi

                                    Lombardi & Lombardi, P.A.

                                    By       s/MICHAEL F. LOMBARDI
                                      ------------------------------------------
                                       Michael F. Lombardi, President


                                    Lombardi & Lombardi, P.A.
                                    Defined Benefit Pension Plan
                                    Dated June 28, 1984

                                    By       s/MICHAEL F. LOMBARDI
                                      ------------------------------------------
                                       Michael F. Lombardi, Trustee


                                    By       s/ROBERT M LOMBARDI
                                      ------------------------------------------
                                       Robert M. Lombardi

                                    By       s/JOSEPH S. LOMBARDI
                                      ------------------------------------------
                                       Joseph S. Lombardi

                                    By       s/ANTHONY M. LOMBARDI
                                      ------------------------------------------
                                       Anthony M. Lombardi

                                    By       s/STEPHEN F. LOMBARDI
                                      ------------------------------------------
                                       Stephen F. Lombardi

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF
       FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
       (See 18 U.S.C. 1001)